UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                           (Amendment No. 1)

                   SeeBeyond Technology Corporation
                            (Name of Issuer)

                             Common Stock
                  (Title of Class of Securities)

                              815704101
                            (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  13G

CUSIP NO. 815704101


1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Norwest Venture Partners VI, LP
          Tax Identification No. 41-1893240

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]
                                                          (b)  [ ]
3)      SEC USE ONLY

4)      CITIZENSHIP OR PLACE OF ORGANIZATION

          Minnesota

NUMBER OF        (5)  SOLE VOTING POWER
SHARES                  4,188,069
BENEFICIALLY     (6)  SHARED VOTING POWER
OWNED BY                0
EACH             (7)  SOLE DISPOSITIVE POWER
REPORTING               4,188,069
PERSON           (8)  SHARED DISPOSITIVE POWER
WITH                    0

9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,188,069

10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*

11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.8%

12)     TYPE OF REPORTING PERSON*

          PA





                                   13G

CUSIP NO. 815704101


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Itasca VC Partners VI, LLP
      Tax Identification No. 41-1893243

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]
                                                      (b)  [ ]
3)  SEC USE ONLY

4)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Minnesota

NUMBER OF       (5)  SOLE VOTING POWER
SHARES                 4,188,069
BENEFICIALLY    (6)  SHARED VOTING POWER
OWNED BY               0
EACH            (7)  SOLE DISPOSITIVE POWER
REPORTING              4,188,069
PERSON          (8)  SHARED DISPOSITIVE POWER
WITH                   0

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,188,069

10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       5.8%

12)  TYPE OF REPORTING PERSON*

       PA



CUSIP NO. 815704101


1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       George J. Still, Jr.
       Social Security No. ###-##-####

2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                            (b)  [ ]

3)     SEC USE ONLY

4)     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF       (5)  SOLE VOTING POWER
SHARES                 4,235,839
BENEFICIALLY    (6)  SHARED VOTING POWER
OWNED BY               0
EACH            (7)  SOLE DISPOSITIVE POWER
REPORTING              4,235,839
PERSON          (8)  SHARED DISPOSITIVE POWER
WITH                   0

9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,235,839

10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*

11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.9%

12)     TYPE OF REPORTING PERSON*

          IN






CUSIP NO. 815704101


1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John P. Whaley
         Social Security No. ###-##-####

2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                            (b)  [ ]

3)     SEC USE ONLY

4)     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF       (5)  SOLE VOTING POWER
SHARES                 4,212,583
BENEFICIALLY    (6)  SHARED VOTING POWER
OWNED BY               0
EACH            (7)  SOLE DISPOSITIVE POWER
REPORTING              4,212,583
PERSON          (8)  SHARED DISPOSITIVE POWER
WITH                   0

9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,212,583

10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*

11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.9%

12)     TYPE OF REPORTING PERSON*

          IN




                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13G
                Under the Securities Exchange Act of 1934
                            (Amendment No. 1)


Item 1(a)  Name of Issuer:

           SeeBeyond Technology Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           404 East Huntington Drive
           Monrovia, CA  91016-3633

Item 2(a)  Name of Person Filing:

           1.  Norwest Venture Partners VI, LP
           2.  Itasca VC Partners VI, LLP
           3.  George J. Still, Jr.
           5.  John P. Whaley

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Venture Partners VI, LP
               525 University Avenue, Suite 800
               Palo Alto, CA  94301

           2.  Itasca VC Partners VI, LLP
               525 University Avenue, Suite 800
               Palo Alto, CA  94301

           3.  George J. Still, Jr.
               c/o Norwest Venture Partners
               525 University Avenue, Suite 800
               Palo Alto, CA  94301

           4.  John P. Whaley
               3600 IDS Center
               80 South Eighth Street
               Minneapolis, MN  55402

This statement is filed by Norwest Venture Partners VI, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Venture Partners VI, LP is a Minnesota limited partnership. Itasca VC Partners VI, LLP, a Minnesota limited liability partnership, is the general partner of Norwest Venture Partners VI, LP. George J. Still, Jr. is the managing partner and John P. Whaley is the managing administrative partner of Itasca VC Partners VI.

Item 2(c)  Citizenship:

       1. Norwest Venture Partners VI, LP: Minnesota limited partnership
       2. Itasca VC Partners VI, LLP: Minnesota limited liability partnership
       3.  George J. Still, Jr.:  United States
       4.  John P. Whaley:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           815704101

Item 3     Not Applicable

Item 4     Ownership:

(1) Norwest Venture Partners VI, L.P ("NVP VI"): At December 31, 2001, NVP VI owned of record 4,188,069 shares of common stock. This amount represents 5.8% of the Issuer's total number of shares of common stock outstanding at that date.

(2) Itasca VC Partners VI, LLP ("Itasca VC Partners VI"): At December 31, 2001, Itasca VC Partners VI owned 4,188,069 shares of common stock by virtue of its status as the general partner of NVP VI, the record owner of such shares. This amount represents 5.8% of the Issuer's total number of shares of common stock outstanding at that date.

(3) George J. Still, Jr.: At December 31, 2001, George J. Still, Jr. was deemed to own 4,235,839 shares of common stock, which includes 4,188,069 shares of common stock that he may be deemed to beneficially own by virtue of his status as a managing partner of Itasca VC Partners VI, the general partner of NVP VI, the record owner of such shares, and an additional 29,928 shares Mr. Still may be deemed to beneficially own indirectly, as well as an additional 17,842 shares held by Mr. Still directly. This amount represents 5.9% of the Issuer's total number of shares of common stock outstanding at that date.

(4) John P. Whaley: At December 31, 2001, John P. Whaley was deemed to own 4,212,583 shares of common stock, which includes 4,188,069 shares shares of common stock that he may be deemed to beneficially own by virtue of his status as the managing administrative partner of Itasca VC Partners VI, the general partner of NVP VI, the record owner of such shares, and an additional 19,743 shares Mr. Whaley may be deemed to beneficially own indirectly, as well as an additional 4,771 shares held by Mr. Whaley directly.
This amount represents 5.9% of the Issuer's total number of shares of common stock outstanding at that date.

Item 5   Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6   Ownership of More than Five Percent on Behalf of Another
         Person:

         Not Applicable


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
         Holding Company:

         Not Applicable

Item 8   Identification and Classification of Members of the Group:

         Not Applicable

Item 9   Notice of Dissolution of Group:

         Not Applicable

Item 10  Certification:

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 13, 2002

NORWEST VENTURE PARTNERS VI, LP

By ITASCA VC PARTNERS VI LLP, as general partner



By:  /s/ George J. Still, Jr.
         George J. Still, Jr., An Authorized General
           Partner